8-37689

09040778

ATES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West Seventh Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 26 2009
Washington, DC
122

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim G. Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN RUTH ZEHNTNER
Notary Public, State of Texas
My Commission Expires
January 26, 2011

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2009

RHODES SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
June 23, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2009

ASSETS

Cash	$ 153,658
Money market mutual funds	153,270
Securities owned	75,000
Receivable from brokers and dealers	390,434
Property and equipment, at cost, net of accumulated depreciation of $98,061	84,469
Related party receivables	142,198
Deferred income taxes	9,120
Other assets	48,604
	$ 1,056,753

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 443,407
Deferred lease incentives	10,583
Income taxes payable-current	18,051
	472,041
Stockholders' equity:	
Preferred stock, no par value, 5,000,000 shares authorized, no shares of Series 1 issued or outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors	--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 90,000 shares outstanding, and 9,000 shares held in treasury	21,000
Additional paid-in capital	33,100
Less: Treasury stock, at cost	(76,401)
Retained earnings	607,013
Total stockholders' equity	584,712
	$ 1,056,753

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2009

Revenues:	
Commissions	$ 2,494,525
Margin interest	32,708
Interest income	320,528
Other	139,166
	2,986,927
Expenses:	
Commissions paid registered representatives	1,787,194
Compensation of officers and employees	692,885
Commissions and clearance paid all other brokers	283,188
Communications	61,114
Occupancy and equipment costs	105,271
Promotional costs	49,125
Losses in error account and bad debts	4,838
Regulatory fees and expenses	50,616
Other	48,482
	3,082,713
Net income (loss) before income taxes	(95,786)
Provision (benefit) for income taxes	(14,300)
Net income (loss)	$ (81,486)

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2009

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2008	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 688,499	$ 666,198
Net income (loss)	--	--	--	--	(81,486)	(81,486)
Balance, April 30, 2009	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 607,013	$ 584,712

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended April 30, 2009

Balance, April 30, 2008	$ --
Additions	--
Retirements	--
Balance, April 30, 2009	$ --

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2009

Cash flows from operating activities	
Net income (loss)	$ (81,486)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	33,321
Deferred lease amortization	(5,772)
Deferred income tax benefit	(9,312)
Changes in operating assets and liabilities:	
Decrease in receivable from brokers and dealers	143,305
Decrease in other assets	47,832
Increase in related party receivables	(142,198)
Decrease in accounts payable and accrued expenses	(131,711)
Decrease in income taxes payable	(181,613)
Net cash used by operating activities	(327,634)
Cash flows from investing activities	
Purchase of property and equipment	(3,779)
Sale of securities	375,000
Net cash provided by investing activities	371,221
Cash flows from financing activities	--
Net increase in cash and cash equivalents	43,587
Beginning cash and cash equivalents	263,341
Ending cash and cash equivalents	$ 306,928
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 9,323

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts, money market mutual funds, and highly liquid debt instruments purchased with a maturity of three months or less. A summary of cash and cash equivalents follows:

Cash	$ 153,658
Money market mutual funds	153,270
	$ 306,928

Revenue Recognition

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Securities Owned

Securities owned consist of investment grade auction-rate securities carried at par value which approximates fair value. The Company's auction-rate securities have an underlying component of a municipal bond mutual fund. These securities mature on a shorter term than the underlying instruments based on an auction bid that resets the interest rate of the security. The auction or interest rate reset dates occur at intervals that are generally every 7 days. These securities provide a higher interest rate than similar short-term securities. The liquidity of auction rate securities decreased significantly in February 2008 amid weak investor demand.

Note 1 - Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 5 to 7 years for furniture and equipment and over the lease term of 5 years for leasehold improvements.

Income Taxes

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No.48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning April 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

The Company currently accounts for income taxes on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related tax position is taken (or is expected to be taken) in its income tax returns. Management evaluates the ultimate realizability of current and deferred tax benefits and, if necessary, records a valuation allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 1 - Summary of Significant Accounting Policies, continued

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At April 30, 2009, the Company had net capital of approximately $288,067 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

The Company may have maintained cash balances in excess of federally insured limits at April 30, 2009, and at various times during the year then ended.

Note 5 - Securities Owned

The Company became subject to the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), effective May 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

Note 5 - Securities Owned, continued

participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability not a forced liquidation or distressed sale. SFAS 157 also establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under SFAS 157 are described below:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2—Valuations based on directly or indirectly observable inputs such as quoted prices for similar assets in active markets and quoted prices in markets that are not active.

Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and reflect significant management judgment.

The Company applies SFAS 157 in relation to the carrying value of its investment in auction rate securities. Such investments are classified as Level 3 financial instruments because their valuation requires significant management judgment due to the absence of quoted market prices at the balance sheet date. Management's estimate is based on the fact that it has been able to liquidate similar instruments at par value during the past year, interest payments under the terms of the instruments are continuing to be received, and remaining positions are expected to be liquidated at par value in the near term.

The following table summarizes the activity for the period of changes in fair value of the Company's Level 3 investments.

	April 30, 2009
Beginning balance	$ 350,000
Sales	(275,000)
Ending balance	$ 75,000

Note 6 - Property and Equipment

Property and equipment at April 30, 2009 consists of the following:

Furniture	$ 41,560
Equipment	56,869
Leasehold improvements	84,101
	182,530
Less accumulated depreciation	(98,061)
	$ 84,469

Depreciation expense aggregated $33,321 in 2009.

Note 7 - Income Taxes

The provision (benefit) for income taxes consists of the following:

Current	
Federal income tax benefit	$ (11,227)
State income tax expense	6,239
	(4,988)
Deferred income tax benefit	(9,312)
Total tax benefit	$ (14,300)

The current federal income tax benefit is due to a refund of income taxes from the year ended April 30, 2007 arising from the carryback of the current year net operating loss.

Deferred income tax assets (liabilities):	
Accrued liabilities (phantom stock)	$ 11,475
Net property and equipment	(2,355)
	$ 9,120

Deferred income taxes are primarily due to differences in the basis of property and equipment, and in phantom stock award liabilities between financial and income tax

Note 7 - Income Taxes, continued

reporting. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to club dues, and meals and entertainment.

Note 8 - Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $15,500 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $77,086 for the year ended April 30, 2009.

Note 9 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2009.

The Company leases office facilities and equipment under noncancelable operating leases. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending April 30,	
2010	$ 70,009
2011	64,175
	$ 134,184

The office lease also contains incentives aggregating $28,861 that are being amortized as reduction of rent expense on a straight-line basis over the life of the lease. Rent expense was approximately $41,500 for the year ended April 30, 2009.

Note 9 - Commitments and Contingencies, continued

The Company granted an officer/employee 10,000 phantom shares of its common stock under a Phantom Stock Ownership Agreement ("the Agreement"), effective August 31, 2006. The Agreement provides such employee a means to participate in any appreciation in value of the Company without the employee holding any direct or indirect ownership interest in the Company. The Company agrees to pay the employee an amount equal to the difference in the value of the phantom shares at the end of the calendar quarter immediately before a triggering event and the value of the phantom shares set forth in the Agreement ($66,250). A triggering event is defined as the employee's termination from service (other than for cause), a change in control of the Company, or the employee's disability.

The difference between the fair value of phantom shares and the value of the phantom shares set forth in the Agreement is $33,750 and is reflected in accrued liabilities in the accompanying financial statements. No triggering events have occurred through June 23, 2009.

Note 10 - Related Party Transactions

Investment advisory fees earned are reported as revenue of Rhodes Investment Advisors, Inc. ("RIA"), an investment advisor registered with various states including Texas. The Company also provides general and administrative support to RIA under an expense sharing agreement. Expenses allocated and billed to RIA aggregated approximately $1,017,000 for the year ended April 30, 2009 and have been reported as reductions of various expenses in the statement of income. An unsecured, non-interest bearing receivable from RIA aggregating $92,198 at April 30, 2009 is included in related party receivables in the accompanying statement of financial condition.

The Company has a $50,000 note receivable from its stockholder. This note is unsecured and bears interest at 3.25%. Interest is payable semi-annually through October 2012. Monthly principal and interest payments are due beginning November 2012 through the maturity on the note in October 2013. The note is included in related party receivables in the accompanying statement of financial condition.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

as of

April 30, 2009

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2009

Computation of Net Capital

Total ownership equity qualified for net capital		$ 584,712
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 84,469	
Related party receivables	142,198	
Deferred income tax asset	9,120	
Other assets	48,604	(284,391)
Other deductions and/or charges		
Excess deductible on fidelity bond		(4,000)
Other additions and/or credits		
Deferred lease incentive securing leasehold improvements	4,811	4,811
Net capital before haircuts on securities positions		301,132
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual funds		10,000
Auction-rate securities		3,065
		13,065
Net capital		$ 288,067

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 443,407
Deferred lease incentive, current portion	5,772
Income taxes payable	18,051
Total aggregate indebtedness	$ 467,230

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 31,164
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 238,067
Excess net capital at 1000%	$ 241,344
Ratio: Aggregate indebtedness to net capital	1.62 to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's Unaudited FOCUS IIA, April 30, 2009	$ 282,298
Decrease in income taxes currently payable	11,541
Decrease in deferred lease incentive	(5,772)
Net capital per report pursuant to Rule 17a-5(d), April 30, 2009	$ 288,067

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Rhodes Securities, Inc. (the "Company"), as of and for the year ended April 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
June 23, 2009

RHODES SECURITIES, INC.

April 31, 2009

Report Pursuant to Rule 17a-5(d)